Ibrahim Siddique

Certified Public Accountant

572 Marlborough Rd

Brooklyn, NY 11226

917-803-7059

Ibrahim.siddique619@gmail.com

October 2, 2018

To whom it may concern:

I Ibrahim Siddique, a Certified Public Accountant, have reviewed the financial statements of Cryzen LLC which comprise the balance sheet as of September 30, 2018 and the related income statement and cash flows for the period then ended.

In my opinion the financial statements of Cryzen LLC referred to above are presented fairly with reasonable assurance and the company is in good financial standing as of September 30, 2018.

Best Regards,



Ibrahim Siddique, CPA

License # 126469